
02003221

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-52118

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STONE HARBOR FINANCIAL SERVICES, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 West Main Street
(No. and Street)

Freehold, NJ 07728
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Sidler 732-625-8001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LESTER S. CAESAR AND COMPANY
(Name — *if individual, state last, first, middle name*)

216 EAST 49th STREET 4th Floor (Address) New York, (City) New York (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kenneth Sidler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stone Harbor Financial Services, LLC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

PETER L. JANOFF
Notary Public, State of New York
No. 31-4801610
Qualified in New York County
Commission Expires Nov. 30, 19 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (o) Report of Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESTER S. CAESAR AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AICPA AND NYSSCPA

NEW YORK OFFICE:
216 E. 49TH STREET
NEW YORK, N.Y. 10017-1546
TELEPHONE: (212) 752-8377
FACSIMILE: (212) 752-8264

WESTCHESTER OFFICE:
8 ELIZABETH COURT
BRIARCLIFF MANOR, N.Y. 10510
TELEPHONE: (914) 762-3106
FACSIMILE: (914) 762-3289

INDEPENDENT AUDITORS' REPORT

To the Members
Stone Harbor Financial Services, L.L.C.
Freehold, New Jersey

We have audited the accompanying statement of financial condition of Stone Harbor Financial Services, L.L.C. as of December 31, 2001 and the related statements of operations, Members' equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Harbor Financial Services, L.L.C., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2002

STONE HARBOR FINANCIAL SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets:		
Cash	$	204
Other Current Assets:		
Securities		4,673
Prepaid Registration		10,267
Advances		49,517
Clearing Deposit		404,064
		468,521
Other Assets:		
Security Deposits		60
	$	468,785

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Due to Bank	$	2,977
Accrued Expenses		14,392
Accrued Commission		20,414
		37,783
Other Liabilities:		
Due to Member		192,871
Members' Equity:		238,131
	$	468,785

See notes to financial statements

STONE HARBOR FINANCIAL SERVICES, L.L.C.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission Income	$ 332,183
Trading Loss	(18,222)
Other Income	7,893
	321,854
Expenses:	
Interest Expense	393
Services Fees	3,747
Clearing Expense	42,868
Commission Expense	128,615
Consulting Fees	4,000
Error Losses	2,682
Office Expense	830
Bad Debts	2,452
Bank charges	1,075
Computer Expense	341
Payroll Taxes	11,613
Insurance	460
Rent	16,361
Cleaning & Maintenance	820
Salaries	83,491
Accounting Fees	4,250
Postage & Delivery	2,482
Quotation Expense	11,162
Registration Expense	3,112
Travel & Entertainment	13,886
Telephone	4,784
Utilities	698
	340,122
NET LOSS	$ (18,268)

See notes to financial statements

STONE HARBOR FINANCIAL SERVICES, L.L.C.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (18,268)
Adjustments to reconcile net loss to net cash used by operating activities:	
(Increase) decreased in securities	(4,673)
(Increase) decreased in prepaid registration	(10,267)
(Increase) decreased in advances	(49,517)
(Increase) decreased in clearing deposit	(404,064)
(Increase) decreased in security deposits	(60)
Increase (decreased) in due to bank	2,977
Increase (decreased) in accrued expenses	14,392
Increase (decreased) in accrued commission	20,414
Total adjustments	(430,798)
Net cash provided (used) in operating activities	(449,066)
Cash flows from investing activities:	0
Cash flows from financing activities:	
Increase (decrease) in long term debt	192,871
Increase (decrease) in members' additional paid-in-capital	245,400
Net cash provided from financing activities	438,271
NET INCREASE (DECREASE) IN CASH	(10,795)
CASH - BEGINNING OF PERIOD	10,999
CASH - END OF PERIOD	$ 204
SUPPLEMENTAL DISCLOSURES	
Cash paid during the year for:	
Interest	$ 393
Income taxes	0
	$ 393

See notes to financial statements

STONE HARBOR FINANCIAL SERVICES, L.L.C.

STATEMENT OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Members' Capital	Paid-in-Capital	Retained Earnings (Deficit)	Total
Balance - January 1, 2001	$ 12,000	$ 2,000	$ (3,001)	$ 10,999
Members' capital - additional	-	245,400	-	245,400
Net (loss)	-	-	(18,268)	(18,268)
Balance - December 31, 2001	$ 12,000	$ 247,400	$ (21,269)	$ 238,131

See notes to financial statements

STONE HARBOR FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 2001

1. BUSINESS

Stone Harbor Financial Services, L.L.C, (the "Company") is a registered broker dealer. The Company was formed in the State of New York on September 30, 1999 and registered as a Limited Liability Company in the State of New Jersey on December 14, 1999. The Company maintains business offices in New York and New Jersey. The Company conducts business in private placements, sales and trading in securities, and mergers & acquisition. The Company has entered into a clearing arrangement with another broker-dealer and clears its security transactions on a full-disclosed basis. During the year the Company ownership changed, and, accordingly, on September 17, 2001 ACM Holding Co, Inc., become the 100% member of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Cash and Cash Equivalents

The Company considers all instruments with maturities of three months or less to be cash or cash equivalents

b. Securities Transactions

Securities transactions are recorded on a trade date basis.

c. Securities Owned

Securities owned are valued at their historical costs.

d. Equipment

Equipment, if any, will be recorded at cost. Depreciation, if any, will be provided using the straight-line method of depreciation.

STONE HARBOR FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 2001

e. Significant Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary form the estimates that management uses.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission uniform net capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $177,959 which was $77,959 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 130% at December 31, 2001. On November 7, 2001, the NASD Regulation, Inc. required Stone Harbor Financial Services, L.L.C. to maintain a minimum net capital of $100,000 pursuant to SEC Rule 15c3-1(a)(2)(iii) and (4)(the Net Capital Rule).

4. BROKERAGE

The Company acts as a broker-dealer and is subject to SEC Rule 15c3-3(k)(2)(ii)(the Customer Protection Rule). The Company clears all of its transactions on a fully disclosed basis through its security clearing firm. Stone Harbor will not hold customer funds or safekeep customer securities.

5. INCOME TAXES

The Company is a flow through entity for federal and state tax purposes. Income taxes are the responsibility of the members. The profit and loss of the Company is passed through to the members in accordance with the owners' equity percentage. Accordingly, no provision has been provided.

STONE HARBOR FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 2001

6. RECEIVABLES FROM BROKER-DEALERS AND/OR CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and/or clearing organizations at December 31, 2001 consist of deposit receivables and clearing deposits in the aggregate of $404,064.

7. RELATED PARTY TRANSACTION

Included in other liabilities is an amount advanced by the Company's member in the amount of $192,871.

8. CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company enters into transactions in financial instruments where the risk of potential losses due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure control procedures. In addition, the Company has a policy of reviewing the credit standing of customers, broker-dealers and/or other institutions with which it conducts business.

The Company primarily conducts business with two clearing-houses on behalf of its customers and for its own proprietary accounts. At the balance sheet date, all of the securities owned, all the securities sold, and the $404,064 of the total clearing deposit with the clearing-houses reflected on the Statement of Financial Condition are positions with and amounts due from the clearing-houses. The Company is subject to credit risk should the clearing-houses are unable to repay these balances.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported on the Statement of Financial Condition at market or carrying amounts that approximate fair value because of the short-term maturity of the instruments.

STONE HARBOR FINANCIAL SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS.

DECEMBER 31, 2001

10. CONCENTRATION OVER INSURED LIMITS

The nature of the Company's business requires that it maintain deposits with financial institutions which, may at times, exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on these bank accounts.

LESTER S. CAESAR AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AICPA AND NYSSCPA

NEW YORK OFFICE:
216 E. 49TH STREET
NEW YORK, N.Y. 10017-1546
TELEPHONE: (212) 752-8377
FACSIMILE: (212) 752-8264

WESTCHESTER OFFICE:
8 ELIZABETH COURT
BRIARCLIFF MANOR, N.Y. 10510
TELEPHONE: (914) 762-3106
FACSIMILE: (914) 762-3289

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Stone Harbor Financial Services, L.L.C.
Freehold, New Jersey

Our report on our audit of the basis financial statements of Stone Harbor Financial Services, L.L.C., for the year ended December 31, 2001 appears in the beginning of the financial statement. Our audit was conducted for the purpose of forming an opinion on the basis financial statements taken as a whole. The information contained in Schedule 1 and 2 on the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2002

STONE HARBOR FINANCIAL SERVICES, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES EXCHANGE COMMISSION
DECEMBER 31, 2001

Total stockholders' equity		$ 238,131
Less:		
Nonallowable Assets	59,844	
Haircuts on securities {Pursuant to Rule 15c3-1(F)}	328	60,172
NET CAPITAL		$ 177,959
AGGREGATE INDEBTEDNESS:		230,654
Percentage of Aggregate Indebtedness to Net Capital		130 %
Minimum Net Capital Required		$ 100,000
Excess of Net Capital over Minimum Required		$ 77,959

Reconciliation with company's computation (included in
Part IIA of Form X-17A-5 as of December 31,2000)

Net capital, as recorded in company's Part IIA (unaudited Focus report)	$ 177,959
Net capital per above	$ 177,959

See notes to financial statements

Schedule 2

STONE HARBOR FINANCIAL SERVICES, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS.

FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

LESTER S. CAESAR AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AICPA AND NYSSCPA

NEW YORK OFFICE:
216 E. 49TH STREET
NEW YORK, N.Y. 10017-1546
TELEPHONE: (212) 752-8377
FACSIMILE: (212) 752-8264

WESTCHESTER OFFICE:
8 ELIZABETH COURT
BRIARCLIFF MANOR, N.Y. 10510
TELEPHONE: (914) 762-3106
FACSIMILE: (914) 762-3289

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members
Stone Harbor Financial Services, L.L.C.
Freehold, New Jersey

In planning and performing our audit for the financial statement of Stone Harbor Financial Services, LLC., for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by Stone Harbor Financial Services, LLC. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Stone Harbor Financial LLC., in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System, because Stone Harbor Financial Services, LLC., does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining and internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitation in any internal control structured or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do accomplish such objectives in all material respects indicate a material adequacy for such purposes. Based on this understanding and on our study, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2002